Filed by Penn Virginia Corporation pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Lonestar Resources US Inc.

Commission File No. 001-37670

The following is a presentation used at EnerCom’s The Oil & Gas Conference® held August 16-17, 2021.

Darrin Henke President and Chief Executive Officer August 16-17, 2021Darrin Henke President and Chief Executive Officer August 16-17, 2021

IMPORTANT DISCLOSURES Additional Information and Where To Find It In connection with the proposed merger (the “Proposed Merger”) between Penn Virginia Corporation (together with all predecessors and subsidiaries, “Penn Virginia,” “PVAC,” “we,” “us,” “our” or the “Company”) and Lonestar Resources US Inc. (“Lonestar” or “LONE”), Penn Virginia intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”) to register the shares of Penn Virginia’s common stock to be issued in connection with the Proposed Transaction. The Registration Statement will include a document that serves as a prospectus and proxy statement of Penn Virginia and a consent solicitation statement of Lonestar (the “proxy statement/consent solicitation statement/prospectus”), and each party will file other documents regarding the Proposed Transaction with the SEC. INVESTORS AND SECURITY HOLDERS OF PENN VIRGINIA AND LONESTAR ARE URGED TO CAREFULLY AND THOROUGHLY READ, WHEN THEY BECOME AVAILABLE, THE REGISTRATION STATEMENT, THE PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY PENN VIRGINIA AND LONESTAR WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PENN VIRGINIA AND LONESTAR, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS. After the Registration Statement has been declared effective, a definitive proxy statement/consent solicitation statement/prospectus will be mailed to shareholders of each of Penn Virginia and Lonestar. Investors will be able to obtain free copies of the Registration Statement and the proxy statement/consent solicitation statement/prospectus, as each may be amended from time to time, and other relevant documents filed by Penn Virginia and Lonestar with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Penn Virginia, including the proxy statement/consent solicitation statement/prospectus (when available), will be available free of charge from Penn Virginia’s website at www.pennvirginia.com under the “Investors” tab. Copies of documents filed with the SEC by Lonestar will be available free of charge from Lonestar’s website at www.lonestarresources.com under the “Investor Relations” tab. Participants in the Solicitation Penn Virginia, Lonestar and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Penn Virginia’s shareholders and the solicitation of written consents from Lonestar’s shareholders, in each case with respect to the Proposed Transaction. Information about Penn Virginia’s directors and executive officers is available in Penn Virginia’s Annual Report on Form 10-K for the 2020 fiscal year filed with the SEC on March 9, 2021, and its definitive proxy statement for the 2021 annual meeting of shareholders filed with the SEC on April 7, 2021. Information about Lonestar’s directors and executive officers is available in Lonestar’s Annual Report on Form 10-K for the 2020 fiscal year, as amended, filed with the SEC on April 30, 2021. Other information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the proxy statement/consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction when they become available. Stockholders, potential investors and other readers should read the proxy statement/consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions. No Offer or Solicitation This presentation is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. 2IMPORTANT DISCLOSURES Additional Information and Where To Find It In connection with the proposed merger (the “Proposed Merger”) between Penn Virginia Corporation (together with all predecessors and subsidiaries, “Penn Virginia,” “PVAC,” “we,” “us,” “our” or the “Company”) and Lonestar Resources US Inc. (“Lonestar” or “LONE”), Penn Virginia intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”) to register the shares of Penn Virginia’s common stock to be issued in connection with the Proposed Transaction. The Registration Statement will include a document that serves as a prospectus and proxy statement of Penn Virginia and a consent solicitation statement of Lonestar (the “proxy statement/consent solicitation statement/prospectus”), and each party will file other documents regarding the Proposed Transaction with the SEC. INVESTORS AND SECURITY HOLDERS OF PENN VIRGINIA AND LONESTAR ARE URGED TO CAREFULLY AND THOROUGHLY READ, WHEN THEY BECOME AVAILABLE, THE REGISTRATION STATEMENT, THE PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY PENN VIRGINIA AND LONESTAR WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PENN VIRGINIA AND LONESTAR, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS. After the Registration Statement has been declared effective, a definitive proxy statement/consent solicitation statement/prospectus will be mailed to shareholders of each of Penn Virginia and Lonestar. Investors will be able to obtain free copies of the Registration Statement and the proxy statement/consent solicitation statement/prospectus, as each may be amended from time to time, and other relevant documents filed by Penn Virginia and Lonestar with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Penn Virginia, including the proxy statement/consent solicitation statement/prospectus (when available), will be available free of charge from Penn Virginia’s website at www.pennvirginia.com under the “Investors” tab. Copies of documents filed with the SEC by Lonestar will be available free of charge from Lonestar’s website at www.lonestarresources.com under the “Investor Relations” tab. Participants in the Solicitation Penn Virginia, Lonestar and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Penn Virginia’s shareholders and the solicitation of written consents from Lonestar’s shareholders, in each case with respect to the Proposed Transaction. Information about Penn Virginia’s directors and executive officers is available in Penn Virginia’s Annual Report on Form 10-K for the 2020 fiscal year filed with the SEC on March 9, 2021, and its definitive proxy statement for the 2021 annual meeting of shareholders filed with the SEC on April 7, 2021. Information about Lonestar’s directors and executive officers is available in Lonestar’s Annual Report on Form 10-K for the 2020 fiscal year, as amended, filed with the SEC on April 30, 2021. Other information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the proxy statement/consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction when they become available. Stockholders, potential investors and other readers should read the proxy statement/consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions. No Offer or Solicitation This presentation is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. 2

Forward-Looking and Cautionary Statements Forward-Looking and Cautionary Statements This presentation contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements that are not historical facts are forward-looking statements, and such statements include, words such as anticipate, guidance, assumptions, projects, forward, estimates,” outlook,” expects,” continues,” intends,” plans,” believes,” future,” potential,” may,” foresee,” possible,” should,” would,” could, “focus” and variations of such words or similar expressions, including the negative thereof, to identify forward-looking statements. Because such statements include assumptions, risks, uncertainties, and contingencies, actual results may differ materially from those expressed or implied by such forward-looking statements. These risks, uncertainties and contingencies include, but are not limited to, the following: risks related to the proposed acquisition of Lonestar, including the risk that acquisition will not be completed on the timeline or terms currently contemplated, that the benefits of the acquisition may not be fully realized or may take longer to realize than expected, and that management attention will be diverted to transaction-related issues; risks related to the recently completed transactions with Juniper, including the risk that the benefits of the transactions may not be fully realized or may take longer to realize than expected, and that management attention will be diverted to integration-related issues; risks related to potential and completed acquisitions, including related costs and our ability to realize their expected benefits; the decline in, sustained market uncertainty of, and volatility of commodity prices for crude oil, natural gas liquids, or NGLs, and natural gas; the impact of the COVID-19 pandemic, including reduced demand for oil and natural gas, economic slowdown, governmental actions, stay-at- home orders, interruptions to our operations or our customer's operations; risks related to and the impact of actual or anticipated other world health events; our ability to satisfy our short-term and long-term liquidity needs, including our ability to generate sufficient cash flows from operations or to obtain adequate financing, including access to the capital markets, to fund our capital expenditures and meet working capital needs; our ability to access capital, including through lending arrangements and the capital markets, as and when desired; negative events or publicity adversely affecting our ability to maintain our relationships with our suppliers, service providers, customers, employees, and other third parties; plans, objectives, expectations and intentions contained in this presentation that are not historical; our ability to execute our business plan in volatile and depressed commodity price environments; our ability to develop, explore for, acquire and replace oil and gas reserves and sustain production; changes to our drilling and development program our ability to generate profits or achieve targeted reserves in our development and exploratory drilling and well operations; our ability to meet guidance, market expectations and internal projections, including type curves; any impairments, write-downs or write-offs of our reserves or assets; the projected demand for and supply of oil, NGLs and natural gas; our ability to contract for drilling rigs, frac crews, materials, supplies and services at reasonable costs; our ability to renew or replace expiring contracts on acceptable terms; our ability to obtain adequate pipeline transportation capacity or other transportation for our oil and gas production at reasonable cost and to sell our production at, or at reasonable discounts to, market prices; the uncertainties inherent in projecting future rates of production for our wells and the extent to which actual production differs from that estimated in our proved oil and gas reserves; use of new techniques in our development, including choke management and longer laterals; drilling, completion and operating risks, including adverse impacts associated with well spacing and a high concentration of activity; our ability to compete effectively against other oil and gas companies; leasehold terms expiring before production can be established and our ability to replace expired leases; environmental obligations, costs and liabilities that are not covered by an effective indemnity or insurance; the timing of receipt of necessary regulatory permits; the effect of commodity and financial derivative arrangements with other parties, and counterparty risk related to the ability of these parties to meet their future obligations; the occurrence of unusual weather or operating conditions, including force majeure events; our ability to retain or attract senior management and key employees; our reliance on a limited number of customers and a particular region for substantially all of our revenues and production; compliance with and changes in governmental regulations or enforcement practices, especially with respect to environmental, health and safety matters; physical, electronic and cybersecurity breaches; uncertainties relating to general domestic and international economic and political conditions; the impact and costs associated with litigation or other legal matters; sustainability initiatives; and other risks set forth in our filings with the SEC, including our most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q. Additional Information concerning these and other factors can be found in our press releases and public filings with the SEC. Many of the factors that will determine our future results are beyond the ability of management to control or predict. In addition, readers should not place undue reliance on forward-looking statements, which reflect management's views only as of the date hereof. The statements in this presentation speak only as of the date of the presentation. We undertake no obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable law. Expected results of the completed period are preliminary and subject to change until published in our Quarterly Report on Form 10-Q filed with the SEC. Definitions – Special Note on PV-10 Calculations Proved reserves are those quantities of oil and gas which, by analysis of geosciences and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods and government regulation before the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether the estimate is a deterministic estimate or probabilistic estimate. Proved developed reserves are proved reserves that can be expected to be recovered: (a) through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared with the cost of a new well; or (b) through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is means not involving a well. EUR is a measure that by its nature is more speculative than estimates of reserves prepared in accordance with SEC definitions and guidelines and accordingly is less certain. Proved developed producing and total proved reserves for PVAC presented herein are based on reserve reports from DeGolyer and MacNaughton (“D&M”) as of 7/1/2021 and 4/1/2021, respectively (the “D&M reports”). Proved reserves for LONE presented herein are based on a reserve report from W.D. Von Gonten & Co. (“WDVG”) as of 1/1/2021 (the “WDVG Report”). PV-10 of PVAC is based on such D&M reports as of 06/30/21 and updated for strip pricing as of 7/9/21. PV-10 of LONE is based on the WDVG Report as of 01/01/21 and adjusted by PVAC management for actual production, lease operating and transportation costs through 07/01/21 as well as the revised actual and anticipated development plans post-07/01/21, and using strip pricing as of 7/9/21. These “PV-10” metrics represent estimates for illustrative purposes and is a non-GAAP measures. Cautionary Statements The estimates and guidance presented in this presentation, including those regarding inventory of drilling locations and expected free cash flow, are based on assumptions of capital expenditure levels, prices for oil, natural gas and NGLs, current indications of supply and demand for oil, well results and operating costs. The guidance, estimates and type curves provided or used in this presentation do not constitute any form of guarantee or assurance that the matters indicated will be achieved. Statements regarding inventory are based on current information, assumptions regarding well costs, the drilling program and economics and are subject to material change. The number of locations shown as being in the Company’s current estimated inventory or estimated combined inventory is not a guarantee of the number of wells that will actually be drilled and completed or the results or return that will be achieved. While we believe these estimates and the assumptions on which they are based are reasonable, they are inherently uncertain and are subject to, among other things, significant business, economic, operational and regulatory risks and uncertainties and are subject to material revision. Actual results may differ materially from estimates and guidance. Information presented about the two companies on a combined basis is not meant to be a representation of the combined business or performance of the companies following the closing of the Proposed Merger. Non‐GAAP Financial Measures This presentation contains references to certain non‐GAAP financial measures. The non-GAAP financial measures presented may not provide information that is directly comparable to that provided by other companies, as other companies may calculate such financial results differently. Penn Virginia’s or Lonestar’s non-GAAP financial measures are not measurements of financial performance under GAAP and should not be considered as alternatives to amounts presented in accordance with GAAP. Penn Virginia or Lonestar views these non-GAAP financial measures as supplemental and they are not intended to be a substitute for, or superior to, the information provided by GAAP financial result. More Information Regarding LONE’s Non-GAAP Measures We have included certain of LONE’s non-GAAP measures in this presentation, but we have not sought to independently verify this financial information. No assurance can be given of this information’s accuracy or the accuracy and completeness of the reconciliations to the most directly comparable GAAP measures provided in LONE’s publicly available disclosures. Net Debt, excluding unamortized discount and debt issuance costs, is a non-GAAP financial measure that is defined as total principal amount of long-term debt less cash and cash equivalents. LONE’s principal amount of long-term debt used to calculate Net Debt excludes its non- recourse mortgage on its corporate office building and the PPP loan for which funds are fully reserved as restricted cash to cover the balance. LTM Leverage, a non-GAAP measure, is defined as Net Debt divided by Adjusted EBITDAX. The ratios are derived from the historical periods as reported in the respective Quarterly Reports on Forms 10-Q and Annual Report on Form 10-K for the relevant periods. With respect to LONE’s LTM Leverage at June 30, 2021, the ratio includes five months of the Predecessor period prior to emerging from bankruptcy and seven months of the successor period following the emergence (the predecessor and successor periods are defined as reported in Lonestar’s Form 10-K for the year ended December 31, 2020. We have not reconciled the components of LONE’s LTM Leverage, Net Debt and Adjusted EBITDAX, to the most comparable GAAP measure. This reconciliation would require unreasonable efforts as the amounts are currently based). For the second quarter 2021, LONE’s Net Debt and Adjusted EBITDAX were derived from actual 10-Q results. 3Forward-Looking and Cautionary Statements Forward-Looking and Cautionary Statements This presentation contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements that are not historical facts are forward-looking statements, and such statements include, words such as anticipate, guidance, assumptions, projects, forward, estimates,” outlook,” expects,” continues,” intends,” plans,” believes,” future,” potential,” may,” foresee,” possible,” should,” would,” could, “focus” and variations of such words or similar expressions, including the negative thereof, to identify forward-looking statements. Because such statements include assumptions, risks, uncertainties, and contingencies, actual results may differ materially from those expressed or implied by such forward-looking statements. These risks, uncertainties and contingencies include, but are not limited to, the following: risks related to the proposed acquisition of Lonestar, including the risk that acquisition will not be completed on the timeline or terms currently contemplated, that the benefits of the acquisition may not be fully realized or may take longer to realize than expected, and that management attention will be diverted to transaction-related issues; risks related to the recently completed transactions with Juniper, including the risk that the benefits of the transactions may not be fully realized or may take longer to realize than expected, and that management attention will be diverted to integration-related issues; risks related to potential and completed acquisitions, including related costs and our ability to realize their expected benefits; the decline in, sustained market uncertainty of, and volatility of commodity prices for crude oil, natural gas liquids, or NGLs, and natural gas; the impact of the COVID-19 pandemic, including reduced demand for oil and natural gas, economic slowdown, governmental actions, stay-at- home orders, interruptions to our operations or our customer's operations; risks related to and the impact of actual or anticipated other world health events; our ability to satisfy our short-term and long-term liquidity needs, including our ability to generate sufficient cash flows from operations or to obtain adequate financing, including access to the capital markets, to fund our capital expenditures and meet working capital needs; our ability to access capital, including through lending arrangements and the capital markets, as and when desired; negative events or publicity adversely affecting our ability to maintain our relationships with our suppliers, service providers, customers, employees, and other third parties; plans, objectives, expectations and intentions contained in this presentation that are not historical; our ability to execute our business plan in volatile and depressed commodity price environments; our ability to develop, explore for, acquire and replace oil and gas reserves and sustain production; changes to our drilling and development program our ability to generate profits or achieve targeted reserves in our development and exploratory drilling and well operations; our ability to meet guidance, market expectations and internal projections, including type curves; any impairments, write-downs or write-offs of our reserves or assets; the projected demand for and supply of oil, NGLs and natural gas; our ability to contract for drilling rigs, frac crews, materials, supplies and services at reasonable costs; our ability to renew or replace expiring contracts on acceptable terms; our ability to obtain adequate pipeline transportation capacity or other transportation for our oil and gas production at reasonable cost and to sell our production at, or at reasonable discounts to, market prices; the uncertainties inherent in projecting future rates of production for our wells and the extent to which actual production differs from that estimated in our proved oil and gas reserves; use of new techniques in our development, including choke management and longer laterals; drilling, completion and operating risks, including adverse impacts associated with well spacing and a high concentration of activity; our ability to compete effectively against other oil and gas companies; leasehold terms expiring before production can be established and our ability to replace expired leases; environmental obligations, costs and liabilities that are not covered by an effective indemnity or insurance; the timing of receipt of necessary regulatory permits; the effect of commodity and financial derivative arrangements with other parties, and counterparty risk related to the ability of these parties to meet their future obligations; the occurrence of unusual weather or operating conditions, including force majeure events; our ability to retain or attract senior management and key employees; our reliance on a limited number of customers and a particular region for substantially all of our revenues and production; compliance with and changes in governmental regulations or enforcement practices, especially with respect to environmental, health and safety matters; physical, electronic and cybersecurity breaches; uncertainties relating to general domestic and international economic and political conditions; the impact and costs associated with litigation or other legal matters; sustainability initiatives; and other risks set forth in our filings with the SEC, including our most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q. Additional Information concerning these and other factors can be found in our press releases and public filings with the SEC. Many of the factors that will determine our future results are beyond the ability of management to control or predict. In addition, readers should not place undue reliance on forward-looking statements, which reflect management's views only as of the date hereof. The statements in this presentation speak only as of the date of the presentation. We undertake no obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable law. Expected results of the completed period are preliminary and subject to change until published in our Quarterly Report on Form 10-Q filed with the SEC. Definitions – Special Note on PV-10 Calculations Proved reserves are those quantities of oil and gas which, by analysis of geosciences and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods and government regulation before the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether the estimate is a deterministic estimate or probabilistic estimate. Proved developed reserves are proved reserves that can be expected to be recovered: (a) through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared with the cost of a new well; or (b) through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is means not involving a well. EUR is a measure that by its nature is more speculative than estimates of reserves prepared in accordance with SEC definitions and guidelines and accordingly is less certain. Proved developed producing and total proved reserves for PVAC presented herein are based on reserve reports from DeGolyer and MacNaughton (“D&M”) as of 7/1/2021 and 4/1/2021, respectively (the “D&M reports”). Proved reserves for LONE presented herein are based on a reserve report from W.D. Von Gonten & Co. (“WDVG”) as of 1/1/2021 (the “WDVG Report”). PV-10 of PVAC is based on such D&M reports as of 06/30/21 and updated for strip pricing as of 7/9/21. PV-10 of LONE is based on the WDVG Report as of 01/01/21 and adjusted by PVAC management for actual production, lease operating and transportation costs through 07/01/21 as well as the revised actual and anticipated development plans post-07/01/21, and using strip pricing as of 7/9/21. These “PV-10” metrics represent estimates for illustrative purposes and is a non-GAAP measures. Cautionary Statements The estimates and guidance presented in this presentation, including those regarding inventory of drilling locations and expected free cash flow, are based on assumptions of capital expenditure levels, prices for oil, natural gas and NGLs, current indications of supply and demand for oil, well results and operating costs. The guidance, estimates and type curves provided or used in this presentation do not constitute any form of guarantee or assurance that the matters indicated will be achieved. Statements regarding inventory are based on current information, assumptions regarding well costs, the drilling program and economics and are subject to material change. The number of locations shown as being in the Company’s current estimated inventory or estimated combined inventory is not a guarantee of the number of wells that will actually be drilled and completed or the results or return that will be achieved. While we believe these estimates and the assumptions on which they are based are reasonable, they are inherently uncertain and are subject to, among other things, significant business, economic, operational and regulatory risks and uncertainties and are subject to material revision. Actual results may differ materially from estimates and guidance. Information presented about the two companies on a combined basis is not meant to be a representation of the combined business or performance of the companies following the closing of the Proposed Merger. Non‐GAAP Financial Measures This presentation contains references to certain non‐GAAP financial measures. The non-GAAP financial measures presented may not provide information that is directly comparable to that provided by other companies, as other companies may calculate such financial results differently. Penn Virginia’s or Lonestar’s non-GAAP financial measures are not measurements of financial performance under GAAP and should not be considered as alternatives to amounts presented in accordance with GAAP. Penn Virginia or Lonestar views these non-GAAP financial measures as supplemental and they are not intended to be a substitute for, or superior to, the information provided by GAAP financial result. More Information Regarding LONE’s Non-GAAP Measures We have included certain of LONE’s non-GAAP measures in this presentation, but we have not sought to independently verify this financial information. No assurance can be given of this information’s accuracy or the accuracy and completeness of the reconciliations to the most directly comparable GAAP measures provided in LONE’s publicly available disclosures. Net Debt, excluding unamortized discount and debt issuance costs, is a non-GAAP financial measure that is defined as total principal amount of long-term debt less cash and cash equivalents. LONE’s principal amount of long-term debt used to calculate Net Debt excludes its non- recourse mortgage on its corporate office building and the PPP loan for which funds are fully reserved as restricted cash to cover the balance. LTM Leverage, a non-GAAP measure, is defined as Net Debt divided by Adjusted EBITDAX. The ratios are derived from the historical periods as reported in the respective Quarterly Reports on Forms 10-Q and Annual Report on Form 10-K for the relevant periods. With respect to LONE’s LTM Leverage at June 30, 2021, the ratio includes five months of the Predecessor period prior to emerging from bankruptcy and seven months of the successor period following the emergence (the predecessor and successor periods are defined as reported in Lonestar’s Form 10-K for the year ended December 31, 2020. We have not reconciled the components of LONE’s LTM Leverage, Net Debt and Adjusted EBITDAX, to the most comparable GAAP measure. This reconciliation would require unreasonable efforts as the amounts are currently based). For the second quarter 2021, LONE’s Net Debt and Adjusted EBITDAX were derived from actual 10-Q results. 3

PVAC Investment Thesis High Strong PDP Strong Advantaged Premier Oil Leadership Margin / Base with Balance Regulatory and Weighted in ESG Improving Substantial Sheet / Infrastructure Asset Efficiency Inventory Liquidity Position Focused on Cash-on-Cash Returns and Committed to Continuous Improvement 4PVAC Investment Thesis High Strong PDP Strong Advantaged Premier Oil Leadership Margin / Base with Balance Regulatory and Weighted in ESG Improving Substantial Sheet / Infrastructure Asset Efficiency Inventory Liquidity Position Focused on Cash-on-Cash Returns and Committed to Continuous Improvement 4

# Company Overview

PENN VIRGINIA CORPORATION

| **Premier Oil Weighted Asset** | Strong PDP Base with Substantial Inventory | High Margin / Improving Efficiency | Strong Balance Sheet / Liquidity | Leadership in ESG | Advantaged Regulatory and Infrastructure Position |
|---|---|---|---|---|---|

- NASDAQ: PVAC – Enterprise Value: $996 MM[(1)]
- 102,400 gross (90,400 net) acres[(2)] in Gonzales, Fayette, Lavaca and DeWitt counties; ~100% Operated; 91% HBP
- Approximately 500 identified drilling locations in inventory with significant identified upside potential
  - 500 locations estimated to average 50%+ well level IRR at $60/bbl WTI[(3)]
  - Two-thirds of locations estimated to average 65%+ well level IRR at $60/bbl WTI[(3)]
- 2Q21 sales: 20,117 bbl/d and 24,844 boe/d; 81% oil / 92% liquids
- Top quartile Adjusted EBITDAX[(4)(5)] margins
- Net Debt[(4)] to LTM adjusted EBITDAX[(4)] ~1.3x[(6)]
- Advantaged regulatory position
  - No Federal acreage; Assets on private fee lands in Texas
- Located close to Gulf Coast Markets (MEH/LLS)
  - Advantaged pricing and market access

**Eagle Ford**


Houston (HQ)
Oil
Condensate
Gas

| Reserves Summary ($MM) | $49.78/WTI $2.43/MMBtu SEC Pricing [(7)] | $60/WTI $2.75/MMBtu Pricing [(7)] |
|---|---|---|
| Proved Developed ("PD") PV-10[(4)] | $818 | $1,055 |
| PD PV-10 to Net Debt[(4)(8)] | 2.4x | 3.2x |

1) Net debt as of 06/30/21, share price as of 08/11/21 and shares of common stock and common stock equivalents outstanding of 37,861,271 as of June 30, 2021 (as further described in the 2nd quarter 2021 Form 10-Q).
2) As of 06/30/21.
3) Estimated well level returns based on D&M type curves as of 01/01/21.
4) Adjusted EBITDAX, as further adjusted for the Juniper Transaction ($3.5 MM), Net Debt and PV-10 are non-GAAP financial measures that are defined and reconciled in the appendix of this presentation.
5) Source: FactSet. Companies include: APA, AR, BATL, BCEI, BRY, CDEV, CLR, CNX, COG, CPE, CRK, DVN, EOG, EQT, ESTE, FANG, LPI, MCF, MGY, MTDR, NOG, PDCE, PXD, RRC, SBOW, SM, SWN, WLL and XEC for 2020 and first quarter of 2021.
6) Leverage ratio is calculated by dividing Net Debt as of 06/30/21 by LTM Adjusted EBITDAX as of 06/30/21 as adjusted for the Juniper transaction.
7) Based on reserve report from D&M as of 06/30/21.
8) Net Debt as of 06/30/21.

5

# Lonestar Acquisition Overview

PENN VIRGINIA CORPORATION

Premier Oil Weighted Asset | Strong PDP Base with Substantial Inventory | High Margin / Improving Efficiency | Strong Balance Sheet / Liquidity | Leadership in ESG | Advantaged Regulatory and Infrastructure Position

## Consideration and Financing

- All-stock transaction at 0.51x exchange ratio; pro forma projected shares outstanding: 43.7 MM[(1)]
- PVAC shareholders retain approximately 87% ownership of pro forma company
- PVAC will assume LONE outstanding Net Debt of $236 million[(2)] as of 06/30/21
- Issued $400 MM Senior Unsecured Notes in escrow to repay LONE debt and PVAC existing second lien term loan upon closing of LONE acquisition

## Leadership and Governance

- Existing Penn Virginia management team
- One LONE director will be appointed to PVAC Board of Directors

## Approvals and Timing

- Unanimously approved by PVAC and LONE Boards of Directors
- ~80% of LONE and ~60% of PVAC equity owners have executed voter support agreements
- Transaction is expected to close in the second half of 2021

1) Includes common share equivalent securities.
2) Excludes LONE's non-recourse mortgage on its corporate office building.

6

# Highly Accretive Offset Operator Consolidation

PENN VIRGINIA CORPORATION

Premier Oil Weighted Asset | Strong PDP Base with Substantial Inventory | High Margin / Improving Efficiency | Strong Balance Sheet / Liquidity | Leadership in ESG | Advantaged Regulatory and Infrastructure Position

| | | |
|---|---|---|
| ✓ | **Strategic Fit and Additional Scale** | • Contiguous position conducive to operational and G&A synergies expected to exceed \$20MM per year<br>• Adds 13 Mboe/d resulting in 38 Mboe/d combined sales(1) |
| ✓ | **Attractive Valuation and Significant Accretion** | • Transaction value represents <\$30,000 / boe/d current production and discount to PDP PV-10(2)<br>• Accretive to key metrics including Free Cash Flow |
| ✓ | **Strong Balance Sheet** | • <1.6x LTM Leverage and \$194MM in liquidity at 06/30/21(3)(4)<br>• Continue to target 1.0x LTM Leverage in early 2022(4) |
| ✓ | **Enhanced Inventory** | • Adds ~250 estimated gross well locations resulting in ~750 combined gross locations<br>• Adjacent acreage allows for longer laterals |
| ✓ | **Positioned for Further Consolidation** | • Scale and strong balance sheet positions company for additional strategic acquisitions |

**Complementary Assets**


Legend
Penn Virginia Acreage
Recent Rocky Creek Acquisition
Lonestar Resources Acreage
Fayette
Gonzales
Lavaca
Dimmit
La Salle
Brazos
Grimes
Burleson

1) Represents June 2021 sales with 6:1 gas equivalents.
2) At closing share price and strip pricing as of 07/09/21.
3) Assumes combined current borrowing bases of PVAC and LONE.
4) LTM leverage is a non-GAAP financial measure that is sourced from Lonestar and defined and explained on page 3.

7

# Lonestar Assets

PENN VIRGINIA CORPORATION

| Premier Oil Weighted Asset | Strong PDP Base with Substantial Inventory | High Margin / Improving Efficiency | Strong Balance Sheet / Liquidity | Leadership in ESG | Advantaged Regulatory and Infrastructure Position |
|---|---|---|---|---|---|

- Current Sales: 13 Mboe/d[(1)] (70% Liquids)
- PDP PV-10 Value at 7/01/21: $389 MM[(2)]
- Total Proved PV-10 Value at 7/01/21 : $700 MM[(2)]
- Net Acreage: ~53,000[(3)]
- Estimated Gross Drilling Locations: ~250

## Central Area



3 well (Hawkeye 33H, 34H, and 35H) Pad
11,080' laterals
TIL 2/21/2021
Avg IP-30 825 bbl/d and 369 Mcf/d
Colorado
Gonzales
Lavaca
Wilson
Legend
PVAC Acreage
LONE Acreage

## Southern Area



2 well (Horned Frog W 1H and 2H) Pad
7500' laterals TIL 4/23/2021
Avg Peak IP-30 629 bbl/d,197 bbl/d NGLs
and 2.2 MMcf/d
Dimmit
La Salle
McMullen
2 well (Horned Frog Alderman A1H and B2H) Pad
12,000' laterals TIL 6/17/2021
Avg Peak IP-30 820 bbl/d oil, 534 bbl/d NGLs
and 5.7 MMcf/d
Webb

## Northern Area



Madison
Robertson
Milam
Brazos
Burleson
Legend
LONE Acreage
Hawkwood Acreage

1) Represents June 2021 net sales with 6:1 gas equivalents.
2) See page 3 "Definitions - Special Note About PV-10" for information regarding the calculation of Lonestar's PV-10 as shown here.
3) As of March 31, 2021.

8

# Complementary Scale and Strong Financial Metrics

PENN VIRGINIA CORPORATION

Premier Oil Weighted Asset | Strong PDP Base with Substantial Inventory | High Margin / Improving Efficiency | Strong Balance Sheet / Liquidity | Leadership in ESG | Advantaged Regulatory and Infrastructure Position

| | PVAC Standalone | PVAC + LONE |
|---|---|---|
| Net Acreage[1] | ~90,000 | ~143,000 |
| Current Sales[2] | 25 Mboe/d | 38 Mboe/d |
| Proved Reserves[3] | 137 MMboe | 219 MMboe |
| Gross Inventory | ~500 | ~750 |
| Shares Outstanding[4] | 37.9 MM | 43.7 MM |
| PD PV-10 – 07/01/21[8] | $~1.1 B[5] | $~1.5 B[6] |
| Net Debt @ 06/30/21[8] | $334 MM | $570 MM[7] |
| Estimated LTM Leverage[9] | ~1.3x | <1.6x |

1) As of June 30, 2021.
2) Represents June 2021 production with 6:1 gas equivalents.
3) Based on reserve report from D&M as of 04/01/21 for PVAC and reserve report from WDVG as of 01/01/21 for LONE. The combined reserves of PVAC and LONE at 12/31/20, based on the PVAC reserve report from D&M as of 12/31/20 and LONE reserve report from WDVG as of 01/01/21, would have been 206 MMboe. This number represents the sum of total reserves of the two companies as shown in their respective reports and does not represent reserves of the combined company following the closing of the Proposed Merger. The historical production and future development plans of the combined company will vary from those assumed in the applicable reserve reports.
4) Includes common share equivalent securities.
5) D&M PD reserve report as of 06/30/21 at strip pricing at 07/09/21.
6) See page 3 "Definitions - Special Note About PV-10" for information regarding the calculation of Lonestar's PV-10 as used here.
7) See description of Net Debt for LONE on page 3.
8) Net Debt for PVAC only and PV-10 are non-GAAP financial measures that are defined and reconciled in the appendix of this presentation.
9) As of June 30, 2021. Leverage ratio is calculated by dividing Net Debt as of 06/30/21 by LTM Adjusted EBITDAX as of 06/30/21. PVAC Adjusted EBITDAX as further adjusted for Juniper Transaction ($3.5 MM).

9

# Anticipated Synergies – Significant Value Creation

PENN VIRGINIA CORPORATION

Premier Oil Weighted Asset | Strong PDP Base with Substantial Inventory | High Margin / Improving Efficiency | Strong Balance Sheet / Liquidity | Leadership in ESG | Advantaged Regulatory and Infrastructure Position

- Complementary assets allow for significant synergies
  - G&A/Corporate
  - Operating Costs
  - Capital Expenditures
  - Marketing/Midstream
  - Financing Costs
  - Total expected to exceed $20 million per year
- Adjacent Moulton acreage adds over 45,000 net lateral feet
  - Incremental PV-10 of $33 MM(1) on ~770 net acres
  - Equivalent of >5 long lateral wells
  - Longer laterals enhance capital efficiencies
- ESG Synergies
  - More wells connected to pipelines reduces flaring
  - Shared facilities reduces footprint



Gonzales
Lavaca
PVAC Acreage
LONE Operated Leases
LONE Wells Drilled
Moulton Area
Potential Locations
Surface Drilling Pads
FEET
0'
1,235'

**Combined Acreage Footprint Provides Significant Operational Synergies**

1) Expected PV-10 based on PVAC's internal management estimates with 07/09/2021 strip pricing.

10

# Strong PDP Base

PENN VIRGINIA CORPORATION

Premier Oil Weighted Asset | **Strong PDP Base with Substantial Inventory** | High Margin / Improving Efficiency | Strong Balance Sheet / Liquidity | Leadership in ESG | Advantaged Regulatory and Infrastructure Position

## Strong PDP Base with Substantial Inventory

- Concentrated position allows for operational efficiencies
- Proven productivity across acreage position
- Expected PDP decline of 34%(1) provides cash flow and flexibility
- Continually analyzing assets for cost reductions and efficiency improvements
- Premium sweet crude oil with blended yield of ~44 degree API gravity
- Strong PD PV-10(2)(3) to Net Debt(3)(4) ratio of 3.2x



PVAC Wells Drilled
2018
2019
2020
2021
Peer Wells Drilled
PVAC Activity
Rig Activity
Fayette
Black Oil
Volatile Oil
Condensate
Gonzales
Wet Gas
Lavaca
De Witt
ACREAGE
PVAC
LONE
EAGLE FORD PEERS

Note: Information provided represents Penn Virginia standalone.
1) Based on expectations from type curves as set forth in 2020 YE D&M Reserve Report. Decline is calculated from January 2021 to January 2022.
2) Based on reserve report from D&M as of 06/30/21.
3) Net Debt and PV-10 are non-GAAP measures reconciled in the appendix of this presentation.
4) Net Debt as of 06/30/21.

11

Exceptional PVAC Well Results and Deep Inventory Premier Oil Strong PDP Base with High Margin / Strong Balance Leadership Advantaged Regulatory Weighted Asset Substantial Inventory Improving Efficiency Sheet / Liquidity in ESG and Infrastructure Position D&M Avg. Oil Type Curve for 2021 and 2022 TILs (bbl/d) Amethyst/Hippo 2-Well Pad Average IP-30 864 bbl/d TEXAS (1) Type Curve Assumptions Average CLL 6,647’ 10,000 Oil IP30 Rate (bbl/d) ~900 Fayette Oil BBL/d EUR (Mboe) ~625 NAB Hunter/Nevels Addax 2-Well Pad (2) Wells TIL YTD Actual Avg IP-30 Capex ($MM) $6.25 Average IP-30 1,019 bbl/d Normalized for Lateral Length Average LL (ft) ~8,300 1,000 Average CLL: 7,904 ~1,040 bbl/d * Well Level IRR @ $60 ~73% % Oil ~80% Avg. WI% ~82% Aquamarine 4-Well Pad Avg. NRI% ~64% 100 Average IP-30 770 bbl/d Average CLL: 4,885’ 10 Emerald 2-Well Pad 0 10 20 30 40 50 60 70 80 90 100 110 Average IP-30 1,012 bbl/d Matocha Average CLL: 10,887’ Months 1H: IP-30 1,248 bbl/d CLL: 8,580’ 2020 Outperformance and Future Inventory • D&M total inventory of ~500 locations (only Lower Eagle Ford) − Two-thirds of locations estimated to average 65%+ well level IRR at Reffenshack/Rhino 4-Well Pad (3) $60/bbl WTI Average IP-30 933 bbl/d (3) Average CLL: 7,639’ − 500 locations estimated to average 50%+ well level IRR at $60/bbl WTI Gonzales Lavaca Munson Ranch 3-Well Pad • Substantial inventory upside (+150 locations ) from Upper Eagle Average IP-30 1,109 bbl/d Ford, Austin Chalk, down spacing results and non-operated wells Average CLL: 6,971’ Blonde Unit ACREAGE 2H: IP-30 1,040 bbl/d • 2020 spud wells currently outperforming D&M projections by PVAC CLL: 5,920’ Southern Bock (PSA) LONE ~14% on a cumulative basis A1H: IP-30 1,676 bbl/d EF PEERS De Witt CLL:6,381’ • Relatively open undrilled lease geometries allow for long laterals B2H: IP-30 1,405 bbl/d CLL: 8,349’ and efficient multi-well pads 1) Type curve assumptions are estimates based on 2020 YE D&M Reserve Report and on management’s internal estimates as of 07/09/21. 2) Capital expenditure assumptions include Drilling, Completion, Facilities, and Tie-in expenditures. Average Drilling and Completion capital of ~$5.75 MM per well plus $0.5 MM for Facilities and Tie-in expenditures for Total Capex of $6.25 MM. 12 3) Estimated well level returns based on D&M type curves as of 01/01/21.Exceptional PVAC Well Results and Deep Inventory Premier Oil Strong PDP Base with High Margin / Strong Balance Leadership Advantaged Regulatory Weighted Asset Substantial Inventory Improving Efficiency Sheet / Liquidity in ESG and Infrastructure Position D&M Avg. Oil Type Curve for 2021 and 2022 TILs (bbl/d) Amethyst/Hippo 2-Well Pad Average IP-30 864 bbl/d TEXAS (1) Type Curve Assumptions Average CLL 6,647’ 10,000 Oil IP30 Rate (bbl/d) ~900 Fayette Oil BBL/d EUR (Mboe) ~625 NAB Hunter/Nevels Addax 2-Well Pad (2) Wells TIL YTD Actual Avg IP-30 Capex ($MM) $6.25 Average IP-30 1,019 bbl/d Normalized for Lateral Length Average LL (ft) ~8,300 1,000 Average CLL: 7,904 ~1,040 bbl/d * Well Level IRR @ $60 ~73% % Oil ~80% Avg. WI% ~82% Aquamarine 4-Well Pad Avg. NRI% ~64% 100 Average IP-30 770 bbl/d Average CLL: 4,885’ 10 Emerald 2-Well Pad 0 10 20 30 40 50 60 70 80 90 100 110 Average IP-30 1,012 bbl/d Matocha Average CLL: 10,887’ Months 1H: IP-30 1,248 bbl/d CLL: 8,580’ 2020 Outperformance and Future Inventory • D&M total inventory of ~500 locations (only Lower Eagle Ford) − Two-thirds of locations estimated to average 65%+ well level IRR at Reffenshack/Rhino 4-Well Pad (3) $60/bbl WTI Average IP-30 933 bbl/d (3) Average CLL: 7,639’ − 500 locations estimated to average 50%+ well level IRR at $60/bbl WTI Gonzales Lavaca Munson Ranch 3-Well Pad • Substantial inventory upside (+150 locations ) from Upper Eagle Average IP-30 1,109 bbl/d Ford, Austin Chalk, down spacing results and non-operated wells Average CLL: 6,971’ Blonde Unit ACREAGE 2H: IP-30 1,040 bbl/d • 2020 spud wells currently outperforming D&M projections by PVAC CLL: 5,920’ Southern Bock (PSA) LONE ~14% on a cumulative basis A1H: IP-30 1,676 bbl/d EF PEERS De Witt CLL:6,381’ • Relatively open undrilled lease geometries allow for long laterals B2H: IP-30 1,405 bbl/d CLL: 8,349’ and efficient multi-well pads 1) Type curve assumptions are estimates based on 2020 YE D&M Reserve Report and on management’s internal estimates as of 07/09/21. 2) Capital expenditure assumptions include Drilling, Completion, Facilities, and Tie-in expenditures. Average Drilling and Completion capital of ~$5.75 MM per well plus $0.5 MM for Facilities and Tie-in expenditures for Total Capex of $6.25 MM. 12 3) Estimated well level returns based on D&M type curves as of 01/01/21.

# Northeast Acreage Provides Significant Inventory

PENN VIRGINIA CORPORATION

Premier Oil Weighted Asset | **Strong PDP Base with Substantial Inventory** | High Margin / Improving Efficiency | Strong Balance Sheet / Liquidity | Leadership in ESG | Advantaged Regulatory and Infrastructure Position

## Adjacent Acreage, Attractive Well-level Economics, Substantial Inventory


Fayette
Gonzales
Lavaca


N
Svatek
12 Mo. Cum.
>155 Mbo
CLL: 6,478'
Currently Completing
Big Five Pad
BIG FIVE B #2H
BIG FIVE A #1H
Matocha
1H: IP-30 1,248 bbl/d; 1.7 MMcf/d
CLL: 8,580'
PVAC Acreage
LONE Acreage
Recently Acquired RCR Acreage
Drilled After 2018
Big Five Wells

## Significant Future Inventory

- Ample running room for future drilling on high return oil-weighted inventory
- Acquired contiguous acreage allows for longer laterals and significant operating synergies
- ~100 inventory locations (Combined Company)[1]
  - Average lateral length of ~8,400'
  - Estimated IRR >70%[2]
  - 45 API gravity oil, 1,300 GOR
  - Estimated total well costs of $7.3 MM

1) Based on PVAC current internal estimates.
2) IRR calculated using 8,400 lateral length with flat $60 oil and $2.75 MMbtu.

13

# Southwest Acreage Provides Significant Opportunity

PENN VIRGINIA CORPORATION

Premier Oil Weighted Asset | **Strong PDP Base with Substantial Inventory** | High Margin / Improving Efficiency | Strong Balance Sheet / Liquidity | Leadership in ESG | Advantaged Regulatory and Infrastructure Position

## Complementary Acreage, Attractive Well Level Economics, Substantial Inventory



Gonzales



Emerald 2-Well Pad
Average IP-30 1,012 bbl/d
Average CLL: 10,887'
EMERALD B #2H
EMERALD A #1H
PVAC Acreage
LONE Acreage
Drilled After 2018
EOG Wells
Emerald Wells
N

### Significant Future Inventory

- Ample running room for future drilling on high return oil-weighted inventory
- Emerald wells tripled IP-30 of legacy wells
- 160 inventory locations (Combined Company)[1]
  - Average lateral length of ~9,700'
  - Estimated IRR >70%[2]
  - 35-40 API gravity oil, 600 GOR
  - Estimated total well costs of $6.2 MM

1) Based on PVAC internal estimates.
2) IRR calculated using 9,700 lateral length with flat $60 oil and $2.75 MMbtu.

14

Successful Infill and Downspacing Premier Oil Strong PDP Base with High Margin / Strong Balance Leadership Advantaged Regulatory Weighted Asset Substantial Inventory Improving Efficiency Sheet / Liquidity in ESG and Infrastructure Position PVAC Acreage Gonzales Previously Drilled Munson Ranch Wells Munson Ranch 3-Well Pad Average IP-30 1,109 bbl/d Average CLL: 6,971’ Lavaca PVAC Acreage Previously Drilled Reffenshack Wells • Large number of legacy hybrid gel completions creates opportunity to access undrained reserves through infill and downspacing (< 500’ from offset well) • Similar redevelopment is being deployed by MRO, DVN, and others, producing strong results Reffenshack 3-Well Pad • Recent Munson Ranch and Reffenshack wells Average IP-30 985 bbl/d Average CLL: 8,353’ demonstrate strong performance around legacy wells • Improved parent well production by 30+% (1) • Average new well estimated IRR >100+% Successful Downspacing Around Early-Vintage Wells Provides Upside Potential 1) IRR calculated using flat $60 oil and $2.75 MMbtu. 15Successful Infill and Downspacing Premier Oil Strong PDP Base with High Margin / Strong Balance Leadership Advantaged Regulatory Weighted Asset Substantial Inventory Improving Efficiency Sheet / Liquidity in ESG and Infrastructure Position PVAC Acreage Gonzales Previously Drilled Munson Ranch Wells Munson Ranch 3-Well Pad Average IP-30 1,109 bbl/d Average CLL: 6,971’ Lavaca PVAC Acreage Previously Drilled Reffenshack Wells • Large number of legacy hybrid gel completions creates opportunity to access undrained reserves through infill and downspacing (< 500’ from offset well) • Similar redevelopment is being deployed by MRO, DVN, and others, producing strong results Reffenshack 3-Well Pad • Recent Munson Ranch and Reffenshack wells Average IP-30 985 bbl/d Average CLL: 8,353’ demonstrate strong performance around legacy wells • Improved parent well production by 30+% (1) • Average new well estimated IRR >100+% Successful Downspacing Around Early-Vintage Wells Provides Upside Potential 1) IRR calculated using flat $60 oil and $2.75 MMbtu. 15

# Continuously Improving Drilling Efficiencies

PENN VIRGINIA CORPORATION

| Premier Oil Weighted Asset | Strong PDP Base with Substantial Inventory | High Margin / Improving Efficiency | Strong Balance Sheet / Liquidity | Leadership in ESG | Advantaged Regulatory and Infrastructure Position |
|---|---|---|---|---|---|

## Total Well Cost by Spud Date - $/Lateral Foot(1)

Total Well Cost Include Drilling, Completion, Facilities and Tie-in Expenditures



$1,206
$1,079
$875
~$750
2018
2019
2020
2021E

## Total Well Cost per boe of Reserves Developed(1)

Total Well Cost Include Drilling, Completion, Facilities and Tie-in Expenditures



$17.49
$17.23
$14.25
~$12.50
2018
2019
2020
2021E

1) Reserves based on D&M 2020 YE Reserve Report.

16

# Committed to Strong Balance Sheet

Premier Oil Weighted Asset | Strong PDP Base with Substantial Inventory | High Margin / Improving Efficiency | Strong Balance Sheet / Liquidity | Leadership in ESG | Advantaged Regulatory and Infrastructure Position

## No Near-Term Debt Maturities

### Net Debt Maturity Profile[1] $MM



Net Revolver Outstanding
2nd Lien Term Loan
$334
$189 (2)
$145
2020
2021
2022
2023
2024

**Nearest maturity occurs in 2024**

### Capitalization[3]

*MM, except share price*

| | |
|---|---|
| **Total Stock Outstanding**[3] | 37.9 |
| Share Price (as of 08/11/2021) | $17.49 |
| **Market Capitalization**[3] | $662 |
| Plus: Total Debt[4] | $384 |
| Less: Cash[4] | ($50) |
| Enterprise Value | $996 |

On August 10, 2021, Penn Virginia Issued $400 million of senior unsecured notes ("Notes") with net proceeds anticipated to be used to refinance Lonestar's long-term debt and Penn Virginia's Second Lien Term Loan. Upon closing the Merger, Penn Virginia's capitalization is expected to include the Notes and an upsized revolving credit facility to enhance liquidity.

1) Net Debt as of 06/30/21.
2) Net of cash as of 06/30/21.
3) Assumes the redemption of 225,490 shares of Series A Preferred Stock and 22,548,998 common units in a partnership subsidiary. As of 06/30/21, there were 15,312,273 shares of common stock outstanding.
4) As of 06/30/21.

17

# Committed to Protecting the Environment

PENN VIRGINIA CORPORATION

Premier Oil Weighted Asset | Strong PDP Base with Substantial Inventory | High Margin / Improving Efficiency | Strong Balance Sheet / Liquidity | **Leadership in ESG** | Advantaged Regulatory and Infrastructure Position

**Minimizing Flaring**

- Reduce flaring by connecting wells to natural gas pipelines in advance of production

**Leak Detection and Prevention**

- Lease operators inspect each well location daily as the first line of defense to detect and prevent leaks and emission events
- Optical gas imaging cameras scan production facilities for leaks and conduct voluntary surveys beyond regulatory requirements

**Transport via Pipeline**

- Transport majority of crude oil production via pipeline, meaningfully reducing vehicle emissions
- Transport a portion of water via pipelines, further reducing vehicle emissions

**Drilling & Completion Techniques and Well Design**

- Multi-well pads and longer laterals reduce environmental footprint

**Emissions Intensity by Eagle Ford Operator[1]**



Emissions Intensity(Kg C02e/boe)
50
40
30
20
10
0
Company A
Company B
Company C
Company D
Company E
Company F
Company G
Company H
Company I
Company J
Company K
Company L
Company M
Company N
Company O
Company P
Company Q
Company R
Company S
Company T
Company U
Company V
Company W
PVAC
Company Y
2017
2018
2019

Source: Enverus.

1) Emissions intensity includes combustion equipment, flaring, storage tanks, gas venting and other equipment.

18

Substantial Infrastructure – Advantaged Pricing Premier Oil Strong PDP Base with High Margin / Strong Balance Leadership Advantaged Regulatory Weighted Asset Substantial Inventory Improving Efficiency Sheet / Liquidity in ESG and Infrastructure Position Location Close to Coast with Attractive Sales Points Caldwell 10 2Q21 Sales Mix 610 35 Fayette • 2Q21 Sales: 81% Oil; Chambers Colorado Fort Bend 10 92% Liquids Lavaca Gonzales 8% 45 81% • Receives MEH Pricing, 11% Wharton Wilson Premium Over WTI and Brazoria Jackson Midland De Witt Karnes Matagorda • Realized $52.70 per bbl in Victoria (1) 2Q21 Goliad Freeport LNG Facility • Blended Oil Yields Calhoun Bee To Houston Oil Live Oak To San Antonio ~44 Degree API Gravity Refugio Acreage 37 NGLs 10 PVAC Fayette San Oil Pipelines Natural Gas Patricio Nuevo – Dewitt Line Nuevo – Main Gathering Gas Pipelines Jim Wells Nueces ETC Lines Kinder Morgan Lines LLS vs. WTI vs. MEH and Midland Pricing PVAC Gathering Lines Corpus Christi Starwood Lines Corpus Christi Kleberg $2 LNG Facility Lavaca LLS $1 Brooks $0.65 Gonzales Kenedy MEH $0.35 $0 WTI Mid $-0.07 De Witt Hidalgo Willacy Jun '21 April '21 May '21 -$1 Note: Map data provided by and used with permission of Hart Energy Mapping and Data Services, LLC. 1) Realized oil price, including effects of derivatives, net is a non-GAAP measure. Definitions of non-GAAP financial measures and reconciliations of non-GAAP financial measures to the closest GAAP-based financial measures 19 appear at the end of this release.Substantial Infrastructure – Advantaged Pricing Premier Oil Strong PDP Base with High Margin / Strong Balance Leadership Advantaged Regulatory Weighted Asset Substantial Inventory Improving Efficiency Sheet / Liquidity in ESG and Infrastructure Position Location Close to Coast with Attractive Sales Points Caldwell 10 2Q21 Sales Mix 610 35 Fayette • 2Q21 Sales: 81% Oil; Chambers Colorado Fort Bend 10 92% Liquids Lavaca Gonzales 8% 45 81% • Receives MEH Pricing, 11% Wharton Wilson Premium Over WTI and Brazoria Jackson Midland De Witt Karnes Matagorda • Realized $52.70 per bbl in Victoria (1) 2Q21 Goliad Freeport LNG Facility • Blended Oil Yields Calhoun Bee To Houston Oil Live Oak To San Antonio ~44 Degree API Gravity Refugio Acreage 37 NGLs 10 PVAC Fayette San Oil Pipelines Natural Gas Patricio Nuevo – Dewitt Line Nuevo – Main Gathering Gas Pipelines Jim Wells Nueces ETC Lines Kinder Morgan Lines LLS vs. WTI vs. MEH and Midland Pricing PVAC Gathering Lines Corpus Christi Starwood Lines Corpus Christi Kleberg $2 LNG Facility Lavaca LLS $1 Brooks $0.65 Gonzales Kenedy MEH $0.35 $0 WTI Mid $-0.07 De Witt Hidalgo Willacy Jun '21 April '21 May '21 -$1 Note: Map data provided by and used with permission of Hart Energy Mapping and Data Services, LLC. 1) Realized oil price, including effects of derivatives, net is a non-GAAP measure. Definitions of non-GAAP financial measures and reconciliations of non-GAAP financial measures to the closest GAAP-based financial measures 19 appear at the end of this release.

# Advantaged Regulatory Position

Premier Oil Weighted Asset | Strong PDP Base with Substantial Inventory | High Margin / Improving Efficiency | Strong Balance Sheet / Liquidity | Leadership in ESG | Advantaged Regulatory and Infrastructure Position

**Operating Environment**

- State of Texas one of the friendliest to oil and gas industry
- Long track record of treating mineral rights as firm property rights
- Landowners are often mineral rights owners, incentivized to allow access and development

**Acreage**

- No federal acreage exposure
- ~100% private landholder leases
- 91% held by production status

**Infrastructure**

- Direct access to Gulf Coast markets
- Minimizes dependency on interstate federal regulated infrastructure
- Limited infrastructure permitting risk

**Emissions**

- Robust infrastructure and processing facilities reduce need for flaring
- Vast majority of production on pipeline, limiting emissions and spill occurrence
- Optical gas imaging cameras used to scan production facilities for leaks as part of leak detection and repair program
- Emission control equipment, such as vapor recovery towers (VRT), combustors, and low-pressure flares, that minimize natural gas flaring

20

Further Consolidation Potential • Numerous sub-scale operators in the Eagle Operator Concentration by Basin Ford basin creates a robust set of potential (1) Bubble Size represents average boe/d per Operator opportunities 4.0 • Focused on increasing efficiencies with scale and enhancing inventory • Penn Virginia is committed to maintaining 3.0 Delaware disciplined approach to evaluating any potential transaction Top 50 Public and Private Operator Midland 2.0 (1)(2) Production in the Eagle Ford Public Marcellus Private (1)(3) Pro Forma PVAC Production Bakken 1.0 40,000 Haynesville Eagle Ford 30,000 DJ 20,000 0.0 0 10 20 30 40 50 60 70 10,000 Active Operators (More than 36 wells drilled since 1/1/2017) -- Source: Enverus. 1) Represents 20:1 gas equivalents. 21 2) Represents gross operated production between 01/01/21 and 03/31/21 of public and private operators in the Eagle Ford. 3) Represents gross production for June 2021. Gross boe/d Q1 2021 MMboe/d from Active Operators Q1 2021 MMboe from Active OperatorsFurther Consolidation Potential • Numerous sub-scale operators in the Eagle Operator Concentration by Basin Ford basin creates a robust set of potential (1) Bubble Size represents average boe/d per Operator opportunities 4.0 • Focused on increasing efficiencies with scale and enhancing inventory • Penn Virginia is committed to maintaining 3.0 Delaware disciplined approach to evaluating any potential transaction Top 50 Public and Private Operator Midland 2.0 (1)(2) Production in the Eagle Ford Public Marcellus Private (1)(3) Pro Forma PVAC Production Bakken 1.0 40,000 Haynesville Eagle Ford 30,000 DJ 20,000 0.0 0 10 20 30 40 50 60 70 10,000 Active Operators (More than 36 wells drilled since 1/1/2017) -- Source: Enverus. 1) Represents 20:1 gas equivalents. 21 2) Represents gross operated production between 01/01/21 and 03/31/21 of public and private operators in the Eagle Ford. 3) Represents gross production for June 2021. Gross boe/d Q1 2021 MMboe/d from Active Operators Q1 2021 MMboe from Active Operators

PVAC Investment Thesis High Strong PDP Strong Advantaged Premier Oil Leadership Margin / Base with Balance Regulatory and Weighted in ESG Improving Substantial Sheet / Infrastructure Asset Efficiency Inventory Liquidity Position Focused on Cash-on-Cash Returns and Committed to Continuous Improvement 22PVAC Investment Thesis High Strong PDP Strong Advantaged Premier Oil Leadership Margin / Base with Balance Regulatory and Weighted in ESG Improving Substantial Sheet / Infrastructure Asset Efficiency Inventory Liquidity Position Focused on Cash-on-Cash Returns and Committed to Continuous Improvement 22

AppendixAppendix

# 3Q21 Guidance

Penn Virginia Corporation

- 3Q21 guidance assumes Penn Virginia standalone
- 4Q21 guidance dependent on timing of Lonestar acquisition closing
- Strong realized price for oil and natural gas production

| Sales | 3Q21 |
|---|---|
| Oil Sales - bbl/d | 20,000 – 20,600 |

- Maintain current 2-rig program while closely monitoring commodity prices and costs
- Will continue to monitor service cost environment with goal of ensuring capital program generates robust returns and free cash flow
- D&C Capex between $56 MM and $64 MM for 3Q21
  - Approximately $1 MM of land, facilities and other

| Realized Pricing Differentials | 3Q21 |
|---|---|
| Oil (WTI, per bbl) | $(3.00) - $(2.00) |
| Natural gas (HHub, per MMBtu) | $(0.10) - $0.10 |

- Consistently low per BOE operating costs
- Focus on returns and capital efficiency
- Continue Free Cash Flow(1) generation

| Direct Operating Expense | 3Q21 |
|---|---|
| Lease Operating Expense (per boe) | $4.65 - $4.85 |
| GPT Expense (per boe) | $2.50 - $2.70 |
| Ad Valorem and production taxes | 6.3% - 6.8% |
| Adj. Cash G&A expense (per boe) | $2.90 - $3.20 |

**Focused on Cash-on-Cash Returns and Committed to Continuous Improvement**

Note: Guidance as of August 3, 2021. All guidance are estimates as of the date hereof and is subject to change without notice depending upon a number of factors, including commodity prices, industry conditions and other factors that are beyond the Company's control. The Company undertakes no obligation to affirm or update its guidance.

1) Free cash flow is a non-GAAP financial measure. Definitions of non-GAAP financial measures and reconciliations of non-GAAP financial measures to the closest GAAP-based financial measures appear in the appendix of this presentation.

24

# Commodity Hedge Summary – Quarterly(1)

PENN VIRGINIA CORPORATION

| PVAC | 3Q21 | 4Q21 | 1Q22 | 2Q22 | 3Q22 | 4Q22 | 1Q23 | 2Q23 | 3Q23 | 4Q23 | 1Q24 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Hedges** | | | | | | | | | | | |
| WTI Swaps (bbl/d) | 1,902 | 815 | – | – | – | – | – | – | – | – | – |
| WTI Average Fixed Price ($/bbl) | $59.95 | $45.54 | – | – | – | – | – | – | – | – | – |
| WTI Collars (bbl/d) | 14,130 | 13,043 | 7,083 | 6,181 | 4,484 | 4,484 | 2,917 | 2,885 | – | – | – |
| WTI Average Purchased Put ($/bbl) | $44.27 | $47.75 | $44.71 | $45.33 | $40.00 | $40.00 | $40.00 | $40.00 | – | – | – |
| WTI Average Sold Call ($/bbl) | $59.21 | $59.19 | $58.05 | $57.23 | $52.47 | $52.47 | $50.00 | $50.00 | – | – | – |
| WTI Purchased Puts (bbl/d) | 1,630 | 1,630 | – | – | – | – | – | – | – | – | – |
| WTI Average Purchased Put ($/bbl) | $55.00 | $55.00 | – | – | – | – | – | – | – | – | – |
| WTI CMA Roll Swaps (bbl/d) | 17,935 | 17,935 | 6,667 | 6,593 | – | – | – | – | – | – | – |
| WTI CMA Roll Average Fixed Price ($/bbl) | $0.17 | $0.17 | $0.63 | $0.63 | | | | | | | |
| HH Collars (MMbtu/d) | 9,783 | 9,783 | – | 13,187 | 13,043 | 13,043 | – | 11,538 | 11,413 | 11,413 | 11,538 |
| HH Average Purchased Put ($/MMbtu) | $2.61 | $2.61 | – | $2.50 | $2.50 | $2.50 | – | $2.50 | $2.50 | $2.50 | $2.50 |
| HH Average Sold Call ($/MMbtu) | $3.12 | $3.12 | – | $3.22 | $3.22 | $3.22 | – | $2.68 | $2.68 | $2.68 | $3.65 |
| HH Sold Puts (MMbtu/d) | 6,522 | 6,522 | – | – | – | – | – | – | – | – | – |
| HH Average Sold Put Strike ($/MMbtu) | $2.00 | $2.00 | – | – | – | – | – | – | – | – | – |
| Ethane Swaps (gal/d) | 35,870 | – | – | 28,022 | 27,717 | 27,717 | – | 98,901 | – | – | – |
| Ethane Average Fixed Price ($/gal) | $0.23 | – | – | $0.25 | $0.25 | $0.25 | – | $0.23 | – | – | – |
| **LONE** | | | | | | | | | | | |
| **Hedges** | | | | | | | | | | | |
| WTI Swaps (bbl/d) | 5,650 | 5,400 | 3,250 | 3,000 | 3,000 | 3,000 | 1,500 | 1,400 | 1,350 | 1,200 | – |
| WTI Average Fixed Price ($/bbl) | $46.62 | $46.03 | $47.63 | $46.99 | $46.69 | $46.76 | $53.15 | $52.83 | $52.62 | $52.36 | – |
| HH Swaps (MMbtu/d) | 16,400 | 10,700 | 10,000 | 5,000 | 5,000 | 5,000 | – | – | – | – | – |
| HH Average Fixed Price ($/MMbtu) | $2.93 | $3.05 | $2.88 | $2.70 | $2.70 | $2.70 | – | – | – | – | – |

1) As of 07/16/21.

25

# PVAC Commodity Hedge Summary – Quarterly[1]

PENN VIRGINIA CORPORATION

| PVAC Strike Map | 3Q21 | 4Q21 | 1Q22 | 2Q22 | 3Q22 | 4Q22 | 1Q23 | 2Q23 | 3Q23 | 4Q23 | 1Q24 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **WTI Call** | | | | | | | | | | | |
| $50.00 | 4,348 | 3,261 | 2,917 | 2,885 | 2,853 | 2,853 | 2,917 | 2,885 | – | – | – |
| $50.50 | 1,630 | 1,630 | – | – | – | – | – | – | – | – | – |
| $55.00 | – | 3,261 | – | – | – | – | – | – | – | – | – |
| $56.80 | – | – | 1,667 | 1,648 | 1,630 | 1,630 | – | – | – | – | – |
| $59.10 | – | – | 833 | – | – | – | – | – | – | – | – |
| $60.10 | 1,630 | – | – | – | – | – | – | – | – | – | – |
| $65.00 | 3,261 | – | – | – | – | – | – | – | – | – | – |
| $69.00 | 1,630 | 1,630 | – | – | – | – | – | – | – | – | – |
| $70.04 | 1,630 | – | – | – | – | – | – | – | – | – | – |
| $70.30 | – | – | – | 1,648 | – | – | – | – | – | – | – |
| $72.00 | – | 1,630 | – | – | – | – | – | – | – | – | – |
| $72.05 | – | 1,630 | – | – | – | – | – | – | – | – | – |
| $72.85 | – | – | 1,667 | – | – | – | – | – | – | – | – |
| **WTI Put** | | | | | | | | | | | |
| $35.00 | – | – | – | – | – | – | – | – | – | – | – |
| $36.00 | – | – | – | – | – | – | – | – | – | – | – |
| $40.00 | 7,609 | 6,522 | 5,417 | 4,533 | 4,484 | 4,484 | 2,917 | 2,885 | – | – | – |
| $42.00 | 1,630 | 1,630 | – | – | – | – | – | – | – | – | – |
| $50.00 | 3,261 | 1,630 | – | – | – | – | – | – | – | – | – |
| $55.00 | 3,261 | 3,261 | – | – | – | – | – | – | – | – | – |
| $60.00 | – | – | 1,667 | 1,648 | – | – | – | – | – | – | – |
| $65.00 | – | 3,261 | – | – | – | – | – | – | – | – | – |
| **WTI Swap** | | | | | | | | | | | |
| $45.54 | 815 | 815 | – | – | – | – | – | – | – | – | – |
| $70.75 | 1,087 | – | – | – | – | – | – | – | – | – | – |
| **HHUB Call** | | | | | | | | | | | |
| $2.682 | – | – | – | – | – | – | – | 11,538 | 11,413 | 11,413 | – |
| $2.850 | 1,087 | 1,630 | – | – | – | – | – | – | – | – | – |
| $2.851 | 1,087 | 1,630 | – | – | – | – | – | – | – | – | – |
| $3.220 | – | – | – | 13,187 | 13,043 | 13,043 | – | – | – | – | – |
| $3.250 | 4,348 | 6,522 | – | – | – | – | – | – | – | – | – |
| $3.650 | – | – | – | – | – | – | – | – | – | – | 11,538 |
| **HHUB Put** | | | | | | | | | | | |
| $2.000 | (4,348) | (6,522) | – | – | – | – | – | – | – | – | – |
| $2.500 | 2,174 | 3,261 | – | 13,187 | 13,043 | 13,043 | – | 11,538 | 11,413 | 11,413 | 11,538 |
| $2.660 | 2,174 | 3,261 | – | – | – | – | – | – | – | – | – |
| $2.662 | 2,174 | 3,261 | – | – | – | – | – | – | – | – | – |

1) As of 07/16/21.

26

# Reconciliation of GAAP "Net Income" to Non-GAAP "Adjusted EBITDAX"

PENN VIRGINIA CORPORATION

## Reconciliation of GAAP "Net income (loss)" to Non-GAAP "Adjusted EBITDAX"

Adjusted EBITDAX represents net income (loss) before loss on extinguishment of debt, interest expense, income taxes, impairments of oil and gas properties, depreciation, depletion and amortization expense and share-based compensation expense, further adjusted to include the net commodity realized settlements of derivatives and exclude the effects of gains and losses on sales of assets, non-cash changes in the fair value of derivatives, and special items including acquisition, divestiture and strategic transaction costs, organizational restructuring, including severance and other items, executive retirement costs, other, reorganization items and restructuring expenses. We believe this presentation is commonly used by investors and professional research analysts for the valuation, comparison, rating, investment recommendations of companies within the oil and gas exploration and production industry. We use this information for comparative purposes within our industry. Adjusted EBITDAX is not a measure of financial performance under GAAP and should not be considered as a measure of liquidity or as an alternative to net income (loss). Adjusted EBITDAX as defined by Penn Virginia may not be comparable to similarly titled measures used by other companies and should be considered in conjunction with net income (loss) and other measures prepared in accordance with GAAP, such as operating income or cash flows from operating activities. Adjusted EBITDAX should not be considered in isolation or as a substitute for an analysis of Penn Virginia's results as reported under GAAP.

| | | | | Year Ended December 31, | | | |
|---|---|---|---|---|---|---|---|
| | 2Q'21 | 1Q'21 | 2Q'21 LTM | 2020 | 2019 | 2018 | 2017 |
| | (in thousands, except per boe amounts) | | | | | | |
| **Net income (loss)** | $ 7,596 | $ (20,021) | $ (391,361) | $ (310,557) | $ 70,589 | $ 224,785 | $ 32,662 |
| Adjustments to reconcile to Adjusted EBITDAX: | | | | | | | |
| Loss on extinguishment of debt | - | 1,231 | 1,231 | - | - | - | - |
| Interest expense, net | 5,303 | 5,397 | 25,241 | 31,257 | 35,811 | 26,462 | 6,392 |
| Income tax (benefit) expense | 171 | (310) | (2,890) | (2,303) | 2,137 | 523 | (4,943) |
| Impairments of oil and gas properties | - | 1,811 | 358,151 | 391,849 | - | - | - |
| Depreciation, depletion and amortization | 28,795 | 23,884 | 115,499 | 140,673 | 174,569 | 127,961 | 48,649 |
| Share-based compensation expense | 962 | 2,246 | 4,685 | 3,284 | 4,082 | 4,618 | 3,809 |
| (Gain) loss on sales of assets, net | - | (4) | (8) | (18) | (5) | 177 | 36 |
| Adjustments for derivatives: | | | - | | | | |
| Net losses (gains) | 54,227 | 44,368 | 126,943 | (88,422) | 68,131 | (37,427) | 17,819 |
| Realized commodity settlements, net [1] | (19,944) | (16,059) | (3,925) | 93,430 | (10,501) | (42,447) | (4,175) |
| Adjustment for special items: | | | - | | | | |
| Acquisition, divestiture and strategic transaction costs | - | 4,655 | 9,628 | 4,973 | 800 | 3,960 | 1,340 |
| Organizational restructuring, including severance | - | 239 | 1,685 | 1,446 | - | - | (20) |
| Executive retirement costs | - | - | - | - | - | 250 | - |
| Other, net | - | - | - | - | 232 | (193) | - |
| Reorganization items, net | - | - | - | - | - | (3,322) | |
| **Adjusted EBITDAX** | $ 77,110 | $ 47,437 | $ 244,879 [2] | $ 265,612 | $ 345,845 | $ 305,347 | $ 101,569 |
| **Net income (loss) per boe** | $ 3.36 | $ (10.83) | $ (47.03) | $ (34.95) | $ 6.97 | $ 28.30 | $ 8.64 |
| **Adjusted EBITDAX per boe** | $ 34.11 | $ 25.67 | $ 29.43 | $ 29.89 | $ 34.17 | $ 38.44 | $ 26.88 |

[1] Realized commodity settlements, net includes, as applicable to the period presented: (i) current period commodity derivative settlements; (ii) the impact of option premiums paid or received in prior periods related to current period production; (iii) the impact of prior period cash settlements of early-terminated derivatives originally designated to settle against current period production; (iv) the exclusion of option premiums paid or received in current period related to future period production; and (v) the exclusion of the impact of current period cash settlements for early-terminated derivatives originally designated to settle against future period production.

[2] Excludes Adjusted EBITDAX adjustments of approximately $3.5 million attributable to oil and gas properties contributed by Rocky Creek Resources/Juniper.

27

# Reconciliation of GAAP "Realized prices" to Non-GAAP "Realized prices, including effects of derivatives, net"

PENN VIRGINIA CORPORATION

## Reconciliation of GAAP "Realized prices" to Non-GAAP "Realized prices, including effects of derivatives, net"

We present our realized prices for crude oil and natural gas, as adjusted for the effects of derivatives, net as we believe these measures are useful to management and stakeholders in determining the effectiveness of our price-risk management program that is designed to reduce the volatility associated with our operations. Realized prices for crude oil and natural gas, as adjusted for the effects of derivatives, net, are supplemental financial measures that are not prepared in accordance with generally accepted accounting principles ("GAAP"). The following table presents the calculation of our non-GAAP realized prices for crude oil and natural gas, as adjusted for the effects of derivatives, net and reconciles to realized prices for crude oil and natural gas determined in accordance with GAAP:

| | Three Months Ended | | | Six Months Ended | |
|---|---|---|---|---|---|
| | June 30, 2021 | March 31, 2021 | June 30, 2020 | June 30, 2021 | June 30, 2020 |
| Realized crude oil prices ($/bbl) | $ 63.54 | $ 55.76 | $ 23.97 | $ 60.07 | $ 35.42 |
| Effects of derivatives ($/bbl) | (10.84) | (10.96) | 26.40 | (10.89) | 16.92 |
| Crude oil realized prices, including effects of derivatives, net ($/bbl) | $ 52.70 | $ 44.80 | $ 50.37 | $ 49.18 | $ 52.34 |
| | | | | | |
| Realized natural gas liquid prices ($/bbl) | $ 18.31 | $ 16.95 | $ 5.21 | $ 17.68 | $ 5.69 |
| Effects of derivatives ($/bbl) | 0.44 | - | - | 0.04 | - |
| | $ 18.75 | $ 16.95 | $ 5.21 | $ 17.72 | $ 5.69 |
| | | | | | |
| Realized natural gas prices ($/Mcf) | $ 2.70 | $ 2.80 | $ 1.54 | $ 2.75 | $ 1.69 |
| Effects of derivatives ($/Mcf) | 0.01 | 0.04 | 0.25 | 0.02 | 0.16 |
| Natural gas realized prices, including effects of derivatives, net ($/Mcf) | $ 2.71 | $ 2.84 | $ 1.79 | $ 2.77 | $ 1.85 |
| | | | | | |
| Aggregate realized prices ($/boe) | $ 54.75 | $ 47.79 | $ 20.00 | $ 51.62 | $ 29.03 |
| Effects of derivatives ($/boe) | (8.82) | (8.69) | 20.41 | (8.76) | 13.13 |
| Aggregate realized prices, including effects of derivatives, net ($/boe) | $ 45.93 | $ 39.10 | $ 40.41 | $ 42.86 | $ 42.16 |

Effects of derivatives includes, as applicable to the period presented: (i) current period commodity derivative settlements; (ii) the impact of option premiums paid or received in prior periods related to current period production; (iii) the impact of prior period cash settlements of early-terminated derivatives originally designated to settle against current period production; (iv) the exclusion of option premiums paid or received in current period related to future period production; and (v) the exclusion of the impact of current period cash settlements for early-terminated derivatives originally designated to settle against future period production.

28

# Definition of Net Debt

PENN VIRGINIA CORPORATION

## Net Debt

Net debt, excluding unamortized discount and debt issuance costs is a non-GAAP financial measure that is defined as total principal amount of long-term debt less cash and cash equivalents. Net debt, as adjusted, calculated on a pro forma basis as of December 31, 2020 and June 30, 2020 to adjust for related impacts of the Juniper Transaction (refer to footnote 1 below). The most comparable financial measure to net debt, excluding unamortized discount and debt issuance costs under GAAP is principal amount of long-term debt. Net debt is used by management as a measure of our financial leverage. Net debt, excluding unamortized discount and debt issuance costs should not be used by investors or others as the sole basis in formulating investment decisions as it does not represent the Company's actual GAAP indebtedness.

| | June 30, 2021 | March 31, 2021 | December 31, 2020 | | June 30, 2020 | |
|---|---|---|---|---|---|---|
| | | | Actual | Pro Forma Adjusted [1] | Actual | Pro Forma Adjusted [1] |
| | | | (in thousands) | | | |
| Credit Facility | $ 238,900 | $ 228,900 | $ 314,400 | $ 233,900 | $ 359,000 | $ 278,900 |
| Second Lien facility, excludes unamortized discount and issue costs | 144,985 | 146,860 | 200,000 | 148,735 | 200,000 | 148,735 |
| Cash and cash equivalents | (49,694) | (11,868) | (13,020) | (12,441) | (21,945) | (21,366) |
| **Net Debt** | $ 334,191 | $ 363,892 | $ 501,380 | $ 370,194 | $ 537,055 | $ 406,269 |

[1] Adjustments attributable to the Transaction and debt amendments include (i) prepayments of $80.5 million under the Credit Facility; (ii) prepayments of $51.3 million under the Second Lien Facility and (iii) transaction expenses of $0.6 million paid in excess of the $150 million received as a capital contribution from Juniper used to fund the prepayments and transaction expenses.

29

# Non-GAAP Reconciliation – "PV-10"

PENN VIRGINIA CORPORATION

**Reconciliation of GAAP "Standardized Measure of Discounted Future Net Cash Flows" to Non-GAAP "PV-10"**

Non-GAAP PV-10 value is the estimated future net cash flows from estimated proved developed reserves discounted at an annual rate of 10 percent before giving effect to income taxes. The standardized measure of discounted future net cash flows is the after-tax estimated future cash flows from estimated proved reserves discounted at an annual rate of 10 percent, determined in accordance with generally accepted accounting principles (GAAP). We use non-GAAP PV-10 value as one measure of the value of our estimated proved reserves and to compare relative values of proved reserves amount exploration and production companies without regard to income taxes. We believe that securities analysts and rating agencies use PV-10 value in similar ways. Our management believes PV-10 value is a useful measure for comparison of proved reserve values among companies because, unlike standardized measure, it excludes future income taxes that often depend principally on the characteristics of the owner of the reserves rather than on the nature, location and quality of the reserves themselves.

| | June 30, 2021 | |
|---|---|---|
| | SEC Pricing | Flat $60 Pricing |
| | (in millions) | |
| Standardized measure of future discounted cash flows of PD | $ 809 | $ 1,043 |
| Present value of future income taxes discounted at 10% | 9 | 12 |
| PV-10 of PD reserves | $ 818 | $ 1,055 |

Note: Sec pricing: $49.78 and $2.43/MMBtu.

30

Reconciliation of PV-10 and Adjusted PV-10 (Non-GAAP) – Proved Developed Reserves (“PD”) Reconciliation of PV-10 and Adjusted PV-10 (Non-GAAP) – PD Reserves Non-GAAP PV-10 value is the estimated future net cash flows from estimated proved reserves discounted at an annual rate of 10 percent before giving effect to income taxes. The standardized measure of discounted future net cash flows is the after-tax estimated future cash flows from estimated proved reserves discounted at an annual rate of 10 percent, determined in accordance with generally accepted accounting principles (GAAP). We use non-GAAP PV-10 value as one measure of the value of our estimated proved reserves and to compare relative values of proved reserves amount exploration and production companies without regard to income taxes. We believe that securities analysts and rating agencies use PV-10 value in similar ways. Our management believes PV-10 value is a useful measure for comparison of proved reserve values among companies because, unlike standardized measure, it excludes future income taxes that often depend principally on the characteristics of the owner of the reserves rather than on the nature, location and quality of the reserves themselves. June 30, 2021 (in millions) Standardized measure of future discounted cash flows of PD 809 Add: Present value of future income taxes attributable to PD reserves discounted at 10% 9 PV-10 of proved developed reserves $ 818 Add: Adjustment using flat pricing of $60/BBL WTI, $2.75/MMbtu and NGLs as 23% of WTI PD reserves. Differentials of ($3.78) off WTI and ($0.05) off natural gas. 237 Adjusted PV-10 of PD adjusted for pricing and differentials $ 1,055 Note: Sec pricing: $49.78 and $2.43/MMBtu. 31Reconciliation of PV-10 and Adjusted PV-10 (Non-GAAP) – Proved Developed Reserves (“PD”) Reconciliation of PV-10 and Adjusted PV-10 (Non-GAAP) – PD Reserves Non-GAAP PV-10 value is the estimated future net cash flows from estimated proved reserves discounted at an annual rate of 10 percent before giving effect to income taxes. The standardized measure of discounted future net cash flows is the after-tax estimated future cash flows from estimated proved reserves discounted at an annual rate of 10 percent, determined in accordance with generally accepted accounting principles (GAAP). We use non-GAAP PV-10 value as one measure of the value of our estimated proved reserves and to compare relative values of proved reserves amount exploration and production companies without regard to income taxes. We believe that securities analysts and rating agencies use PV-10 value in similar ways. Our management believes PV-10 value is a useful measure for comparison of proved reserve values among companies because, unlike standardized measure, it excludes future income taxes that often depend principally on the characteristics of the owner of the reserves rather than on the nature, location and quality of the reserves themselves. June 30, 2021 (in millions) Standardized measure of future discounted cash flows of PD 809 Add: Present value of future income taxes attributable to PD reserves discounted at 10% 9 PV-10 of proved developed reserves $ 818 Add: Adjustment using flat pricing of $60/BBL WTI, $2.75/MMbtu and NGLs as 23% of WTI PD reserves. Differentials of ($3.78) off WTI and ($0.05) off natural gas. 237 Adjusted PV-10 of PD adjusted for pricing and differentials $ 1,055 Note: Sec pricing: $49.78 and $2.43/MMBtu. 31